May 8, 2023
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:      Howard Efron
              Staff Accountant - Office of Real Estate & Construction

Re:     SL Green Realty Corp.
Form 10-K for the fiscal year ended December 31, 2022
Filed February 17, 2023
File No. 001-13199

SL Green Operating Partnership, L.P.
Form 10-K for the fiscal year ended December 31, 2022
Filed February 17, 2023
File No. 333-167793-02

Dear Mr. Efron:

Set forth below is the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated May 1, 2023 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the year ended December 31, 2022 filed by SL Green Realty Corp. (the “Company”) and SL Green Operating Partnership, L.P. (the “Partnership”) on February 17, 2023 (the “Form 10-K”). The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below in the first paragraph of each response.

Form 10-K for fiscal year ended December 31, 2022

2022 Acquisitions, page 90

1.    We note your disclosure of the acquisition of 245 Park Avenue with a gross asset valuation of approximately $2 billion. It does not appear that financial statements and related pro forma financial information have ever been filed for this acquisition. Please clarify how you considered Rule 3-14 and Article 11 of Regulation S-X in determining that such financial statements and associated pro forma financial information are not required. Your response should include your detailed calculation of significance. Specifically, within your significance calculation, please highlight how the assumed debt secured by the acquired property factored into your calculation pursuant to the guidance in paragraph (b)(2)(ii) of Rule 3-14 of Regulation S-X.

The Company and the Partnership advise the Staff that financial statements and associated pro forma financial information are not required for this acquisition. In arriving at this conclusion, the Company and the Partnership considered Rule 3-14 and Article 11 of Regulation S-X in order to perform the required calculation under the investment test in Rule 1-02(w) to assess the significance of the 245 Park Avenue acquisition. Under Rule 1-02(w), as amended in May 21, 2020 and effective January 1, 2021, the investment test compares the total of (i) investments by the Company and the Partnership in the acquired property (defined as the fair value of the consideration transferred for the property) and (ii) any advances made to the acquired property to (iii) the average aggregate worldwide market
One Vanderbilt Avenue | New York, NY 10017 | p 212.594.2700 | slgreen.com

value of the Company’s voting and non-voting common equity (“WWMV”). The following table outlines the calculation of the investment in 245 Park Avenue ("Numerator"):

Components of Gross Asset Valuation:
Acquisitions of real estate property(1)	$64,491,000
Cash and restricted cash assumed in acquisition assumed from acquisition of real estate investment(1)	(60,494,000)
Exchange of preferred equity investment for real estate or equity in joint venture(1)	190,652,000
Exchange of debt investment for real estate or equity in joint venture(2)	55,250,000
Assumption of mortgage and mezzanine loans(1)	1,712,750,000
Total Gross Asset Valuation	$1,962,649,000
Rounded, as disclosed in Footnote 3. Property Acquisitions	$1,960,000,000

Investments In Numerator (Excluding assumed debt):	$249,899,000
(1)Amount for 245 Park represents the entirety of the line item in the Statement of Cash Flows or Supplemental Disclosure of Non-Cash Investing and Financing Activities included in the Form 10-K.
(2)Amount for 245 Park represents a portion of the line item in the Supplemental Disclosure of Non-Cash Investing and Financing Activities included in the Form 10-K.
As noted in paragraph (b)(2)(ii) of Rule 3-14 of Regulation S-X, when the investment test is based on the total assets of the registrant and its subsidiaries consolidated, any assumed debt secured by the real property is included in the “investments in” numerator. Under the amended guidance previously referenced, the registrant is required to utilize total assets as the denominator in the investment test only if WWMV is not available. Since the WWMV of the Company is available, WWMV is utilized for the investment test and the assumed debt is excluded from the "investments in" portion of the calculation.

In accordance with Rule 1-02(w), the Company and Partnership calculated its WWMV using the shares outstanding and daily average price of its common stock for the last five trading dates of the calendar month (August 2022) prior to the date of the acquisition (September 2022) agreement because there was no announcement of the transaction prior to its completion. Because the transaction was entered into during September 2022, this resulted in the last five trading days of August 2022 being utilized in the calculation. The following table outlines the calculation of the WWMV ("Denominator"):

Date	Shares Outstanding	Stock Price	WWMV Denominator
August 31, 2022	64,301,961	$44.17
August 30, 2022	64,301,961	$44.09
August 29, 2022	64,301,961	$44.55
August 26, 2022	64,301,961	$44.91
August 25, 2022	64,301,961	$46.38
Average:	64,301,961	$44.82	2,882,013,892

The resulting percentage of significance using the calculations above is 8.7% which is below the 20% threshold requiring financial statements and pro forma financial information under Rule 3-14 and Article 11 of Regulation S-X.

We further note that if the total assets of the registrant had been utilized instead of the WWMV, the total assets at December 31, 2021 were $11.1 billion. Using this method would result in a percentage of significance, including the assumed debt secured by the real property, of 17.7%, which is also below the threshold of 20%.

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If you have any questions with respect to the foregoing, please contact me at (212)-216-1714.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ Matthew J. DiLiberto
Matthew J. DiLiberto
Chief Financial Officer

SL GREEN OPERATING PARTNERSHIP, L.P.

By:	/s/ Matthew J. DiLiberto
Matthew J. DiLiberto
Chief Financial Officer